EXHIBIT 99.3

Intellipharmaceutics Announces 2014 Year End Results With a 48% Reduction in Operating Loss

TORONTO, Feb. 23, 2015 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I) ("Intellipharmaceutics" or the "Company"), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the year ended November 30, 2014. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

Dr. Isa Odidi, Chairman and CEO, stated, "2014 was a pivotal year for Intellipharmaceutics. It represents the first full year of sales under our commercialization agreement with Par for dexmethylphenidate hydrochloride extended-release capsules. We are also excited about the progress we continue to make in the development of our Rexista™ abuse-deterrent delivery technologies including a variant under development which holds promise in mitigating against the likelihood of opioid overdose. The Company is now expanding the use of its complex generic drug delivery capabilities by increased focus on innovative applications in the specialty new-drug space."

Domenic Della Penna, Chief Financial Officer, stated, "In 2014 we reduced our operating losses by 48%, and while we are not cash flow positive, we are moving towards commercial readiness should any pending generic drug applications be approved in the near term. The recent achievement of an 'acceptable' rating from the FDA for our Toronto manufacturing facility is an important part of that readiness."

Full Year Financial Results

Revenue related to the Company's license and commercialization agreement with Par Pharmaceutical, Inc. ("Par") in the year ended November 30, 2014 was $8.8 million versus $1.5 million in the prior year. The $8.8 million revenue in the year ended November 30, 2014 reflects a full year of commercial sales of the 15 and 30 mg strengths of the Company's dexmethylphenidate hydrochloride extended-release generic of Focalin XR® capsules, while the $1.5 million revenue in the year ended November 30, 2013 was derived principally from 12 days of commercial sales of 15 and 30 mg strengths of dexmethylphenidate hydrochloride extended-release generic of Focalin XR® capsules. In November 2013, we received a conditional approval from the U.S Food and Drug Administration ("FDA") to launch our generic Focalin XR® 5 mg capsules. It is understood by the Company that the conditional approval could be made final upon the expiry of six months from the date of marketplace launch in the United States by the Company first to file for approval of the 5 mg strength with the FDA. We believe that Teva Pharmaceuticals USA, Inc. ("Teva") is the Company with that first-to-file exclusivity status. Should we receive final approval to launch the 5mg strength of our generic Focalin XR ® capsules six months after the date of launch of the 5 mg strength by Teva, we believe that Par, our manufacturing, marketing and distribution partner for our generic Focalin XR ® products intends to launch this strength immediately upon the expiry of the exclusivity period in May 2015, but there can be no assurance as to when or if any launch will occur.

Loss from operations for the year ended November 30, 2014 was $3.5 million compared with loss from operations of $6.8 million for the year ended November 30, 2013, or a 48% reduction. Research and development ("R&D") expenditures in the year ended November 30, 2014 increased to $8.0 million versus $5.1 million for the prior year, or a 57% increase, due to an overall increase in R&D expense over the prior year, including stock-based compensation for R&D employees. After adjusting for stock-based compensation, expenditures for R&D were 59% higher than in the prior year. Selling, general and administrative expenses in the year ended November 30, 2014 increased to $3.9 million versus $2.9 million in the prior year. After adjusting for stock-based compensation expense, expenditures for selling, general and administrative expenses were slightly higher due to an increase in the number of management and non-management employees.

The Company recorded a net loss for the year ended November 30, 2014 of $3.9 million, or $0.17 per common share, compared with a loss of $11.5 million, or $0.58 per common share for the year ended November 30, 2013. The decreased loss can be attributed to an increase in revenue recognized from the payments received from the commercial sales of dexmethylphenidate hydrochloride extended-release generic of Focalin XR® capsules in the year ended November 30, 2014 compared to the prior year. In addition, there was no adjustment to the fair value adjustment of derivative liabilities compared to a loss in the fair value adjustment of derivative liabilities in the prior year. The fair value adjustment of derivative liabilities in the year ended November 30, 2014 was $Nil versus a loss of $3.9 million in the prior year. Stock-based compensation expense in the year ended November 30, 2014 was $1.7 million versus $1.2 million in the prior year.

At November 30, 2014, Intellipharmaceutics' cash and cash equivalents totaled $4.2 million, compared with $0.8 million at November 30, 2013.  The increase in cash during the year ended November 30, 2014 is mainly a result of the decrease in cash flows used in operating activities due to payments received from the commercial sales of our generic Focalin XR ® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths; the cash flows from financing activities which are mainly from our at-the-market financing together with several warrant exercises partially offset by purchases of production, laboratory and computer equipment.

For the year ended November 30, 2014, net cash flows used in operating activities decreased to $1.7 million as compared to $6.9 million for the year ended November 30, 2013. The decrease was due to the payments received from the commercial sales of generic Focalin XR ® (dexmethylphenidate hydrochloride extended-release) capsules by Par for the 15 and 30 mg strengths, partially offset by the increase in R&D expenses and increase in selling, general and admin. For the year ended November 30, 2014, net cash flows provided from financing activities were $6.0 million compared to $7.3 million in the year ended November 30, 2013. In the year ended November 30, 2014 financing was principally from our at-the-market issuances of 1,689,500 common shares sold on NASDAQ for gross proceeds of $6.6 million with net proceeds to us of $6.4 million. For the year ended November 30, 2014 net cash flows used in investing activities was $0.7 million compared to $0.1 million in the year ended November 30, 2013. This increase was mainly the result of purchases of production, laboratory and computer equipment during the year due to the acceleration of product development activities.

Corporate Highlights

  In August 2014, we announced an enhancement of our Rexista™ abuse-deterrence technologies incorporating our novel Point of Divergence Drug Delivery System (nPODDSTM) release profile, together with a significant improvement, branded Paradoxical OverDose Resistance Activating System (PODRAS™), designed to reduce the likelihood of overdose when more pills than prescribed are swallowed intact. Preclinical studies of this enhanced Rexista™ oxycodone suggested that, unlike other third-party abuse-deterrent oxycodone products, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. Subject to the availability of funds, we expect to begin a series of clinical trials in Canada and the United States in the coming months to further evaluate Rexista™ incorporating our PODRAS™ platform. There can be no assurance as to whether or when the FDA will approve any Intellipharmaceutics Rexista™ oxycodone application.
  In October 2014, we announced an update on the progress of our Regabatin™ XR product development program.  We conducted and analyzed the results of six Phase I clinical trials involving a twice-a-day formulation and a once-a-day formulation. The results suggested that Regabatin™ XR 82.5 mg twice-a-day ("BID") dosage was comparable in bioavailability to Lyrica® 50 mg (immediate-release pregabalin) three-times-a-day ("TID") dosage, and that Regabatin™ XR 165 mg once-a-day dosage was comparable in bioavailability to Lyrica® 75 mg BID dosage. The results also suggested that Regabatin™ XR 165mg once-a-day has a higher exposure during the first 12 hours than Lyrica® 75mg BID. This could prove to be advantageous with evening meal dosing and suggests that Regabatin™ XR 165mg once-a-day may confer a compliance advantage over Lyrica® 75mg BID. We are in discussion with the FDA with a view to having an investigational new drug application submitted under the new drug application ("NDA") 505(b)(2) regulatory pathway, for possible commercialization in the United States following the December 30, 2018 expiry of the patent covering the pregabalin molecule.  There can be no assurance that any additional Phase I or other clinical trials we conduct will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting a NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.
  In October 2014, the FDA provided the Company with written notification that its Toronto, Canada manufacturing facility had received an "acceptable" classification.  Such inspections are carried out on a regular basis by the FDA, and an "acceptable" classification is necessary to permit the Company to be in a position to receive final approvals for Abbreviated New Drug Applications ("ANDAs") and for NDAs, and to permit manufacturing of drug products intended for commercial sales in the United States after any such approvals.
  On February 2, 2015 we announced that we had entered into an agreement with Teva in which we granted Teva an exclusive license to market in the United States an extended release drug product candidate for which we have an ANDA pending FDA approval. Under the agreement with Teva, subject to certain conditions, we have agreed to manufacture and supply the product exclusively for Teva and Teva has agreed that we will be its sole supplier of the product to be marketed in the U.S.  There can be no assurance as to when or if the product will be approved by the FDA or that, if so approved, it will be successfully commercialized and produce significant revenue for us.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has NDA 505(b)(2) product candidates in its development pipeline. These include Rexista™ oxycodone, an abuse-deterrent oxycodone based on its proprietary nPODDDS™ and PODRAS™ Paradoxical Overdose Resistance Activating System, and Regabatin™ XR pregabalin extended-release capsules.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the difficulty of predicting the impact of competitive products and pricing and the timing and success of product launches, the seasonal fluctuation in the numbers of prescriptions written for our dexmethylphenidate hydrochloride extended-release capsules which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement for our products, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, and the successful compliance with FDA and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S.,which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

The audited consolidated financial statements, accompanying notes to the audited consolidated financial statements, and Management Discussion and Analysis for the year ended November 30, 2014 will be accessible on Intellipharmaceutics website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at November 30, 2014 and 2013
(Stated in U.S. dollars)
	2014	2013

	$	$
Assets
Current
Cash	4,233,975	760,586
Accounts receivable, net	1,011,133	1,475,745
Investment tax credits	324,986	179,551
Prepaid expenses, sundry and other assets	414,663	312,533
	5,984,757	2,728,415

Deferred offering costs	271,381	419,777
Property and equipment, net	1,618,897	1,231,309
	7,875,035	4,379,501

Liabilities
Current
Accounts payable	668,069	810,381
Accrued liabilities	675,487	669,321
Employee costs payable	181,204	508,616
Current portion of capital lease obligations	21,449	43,264
Due to related parties	--	759,564
Convertible debenture	1,377,302	2,105,406
	2,923,511	4,896,552

Capital lease obligations	42,160	--
Warrant liabilities	--	5,438,022
	2,965,671	10,334,574

Shareholders' equity (deficiency)
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
23,456,611 common shares	18,941,067	11,721,152
(2013 - 21,430,611)
Additional paid-in capital	31,119,930	23,619,055
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(45,436,054)	(41,579,701)
	4,909,364	(5,955,073)
Contingencies
	7,875,035	4,379,501

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the years ended November 30, 2014, 2013 and 2012
(Stated in U.S. dollars)

	2014	2013	2012
	$	$	$

Revenues
Licensing	8,415,540	1,481,719	--
Milestone	354,153	43,209	--
Research and development	--	--	107,091
Other incidental services	--	2,546	--
	8,769,693	1,527,474	107,091

Expenses
Research and development	8,020,201	5,076,236	5,992,417
Selling, general and administrative	3,900,803	2,873,091	3,672,313
Depreciation	381,385	396,814	452,303
Write-down on long lived assets	--	--	107,123
	12,302,389	8,346,141	10,224,156

Loss from operations	(3,532,696)	(6,818,667)	(10,117,065)

Fair value adjustment of derivative liabilities	--	(3,889,683)	3,841,233
Financing expense	--	(115,056)	--
Net foreign exchange gain (loss)	10,896	(359,554)	181,682
Interest income	4,898	2,839	20,691
Interest expense	(339,451)	(314,896)	(63,406)
Net loss	(3,856,353)	(11,495,017)	(6,136,865)
Other comprehensive income (loss)
Foreign exchange translation adjustment	--	524,431	(124,975)
Comprehensive loss	(3,856,353)	(10,970,586)	(6,261,840)

Loss per common share, basic and diluted	(0.17)	(0.58)	(0.36)

Weighted average number of common shares outstanding, basic and diluted	23,050,618	19,671,093	17,258,686

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
for the years ended November 30, 2014, 2013 and 2012
(Stated in U.S. dollars)
	2014	2013	2012
	$	$	$

Net loss	(3,856,353)	(11,495,017)	(6,136,865)
Items not affecting cash
Depreciation	381,385	396,814	452,303
Stock-based compensation	1,748,607	1,153,882	2,323,845
Deferred share units	20,807	39,547	36,727
Fair value adjustment of derivative liabilities	--	3,889,683	(3,841,233)
Write-down on long lived assets	--	--	107,123
Accreted interest	127,261	96,556	--
Unrealized foreign exchange loss (gain)	3,057	306,625	(145,724)
Change in non-cash operating assets & liabilities
Accounts receivable	464,611	(1,472,966)	605
Investment tax credits	(145,436)	106,744	96,264
Prepaid expenses, sundry and other assets	(102,130)	(181,402)	(10,206)
Accounts payable and accrued liabilities	(356,722)	232,738	(430,109)
Deferred revenue	--	--	(107,091)
Cash flows used in operating activities	(1,714,913)	(6,926,796)	(7,654,361)

Financing activities
Repayment of related party loans	(739,208)	--	--
Repayment of capital lease obligations	(53,557)	(49,989)	(44,364)
Issuance of shares on exercise of stock options	116,984	5,965	--
Issuance of common shares on at-the-market financing, gross	6,571,673	--	--
Proceeds from issuance of shares and warrants, gross	--	6,196,800	--
Proceeds from issuance of shares on exercise of warrants	781,220	511,743	187,500
Proceeds from convertible debenture	--	1,500,000	--
Proceeds from issuance of shares, gross	--	--	5,000,000
Share issuance cost	(719,837)	(836,099)	(779,271)
Cash flows provided from financing activities	5,957,275	7,328,420	4,363,865

Investing activity
Purchase of property and equipment	(768,973)	(122,017)	(1,036,092)

Cash flows used in investing activities	(768,973)	(122,017)	(1,036,092)

Effect of foreign exchange (gain) loss on cash held in foreign currency	--	(16,037)	6,516

Increase (decrease) in cash and cash equivalents	3,473,389	263,570	(4,320,072)
Cash and cash equivalents, beginning of year	760,586	497,016	4,817,088

Cash and cash equivalents, end of year	4,233,975	760,586	497,016

Supplemental cash flow information
Interest paid	213,637	176,311	39,173
Taxes paid	--	--	--
CONTACT: Company Contact:
         Intellipharmaceutics International Inc.
         Domenic Della Penna
         Chief Financial Officer
         416-798-3001
         investors@intellipharmaceutics.com

         Investor Contact:
         ProActive Capital
         Kirin Smith
         646-863-6519
         ksmith@proactivecapital.com